Report to the Board of Directors of Banco Santander-Chile

in accordance with the provisions set forth in

Art. 50 bis No. 3 of the Corporations Law

To the Chairman of the Board of Directors:

In compliance with the provisions set forth in Art. 50 bis, No. 3 of the Corporations Law, Law No. 18.046, which requires the Management Committee to provide a report to the Board of Directors with regard to operations with related parties which had been analyzed in this case, I am hereby informing you that at a regular meeting held on September 23, 2013, the Management Committee heard and analyzed the facts regarding the proposed purchase operation of our affiliate Santander Asset Management S.A. Administradora General de Fondos by a holding company created by Banco Santander, S.A., and the concurrent execution of a funds distribution agreement by Banco Santander-Chile. The Management Committee received from the Management of the Bank, General Manager Mr. Claudio Melandri and Investment Manager Mr. Luis Araya, a presentation of the project and proposal received from the parent company, which includes the principal elements of the purchase and the funds distribution agreement, the business plan considered in the project; the rationality of the project for Banco Santander-Chile; the rationality of the project itself with respect to a global and international operation, and the conclusions which, in the judgment of the exponents, make the business appropriate for this Bank in the manner in which it is currently proposed, after clarifications and supplements to the original proposal. The report further includes a description of the overall project, which implies a holding company in which Grupo Santander would have a 50% participation and the Warburg Pincus and General Atlantic funds the other 50%, the agreement and structure being described, as well as its strategic bases, which company would be the owner of the fund managers today held by Grupo Santander in the different countries. The Management Committee also analyzes the reports which, on the 16th of the current month were received by its members, from the independent evaluators Ernst & Young and Claro y Asociados, designated to this effect by the Board of Directors and by this Management Committee, respectively.

The Board of Directors and the management Committee, as well as management over a period of several months have performed several actions relative to the proposal made to us from Spain. The following is a statement of the principal milestones:

At Board of Directors meeting No. 441 held on January 22, 2013, the General Manager reported that Banco Santander, S.A., was considering making a proposal for the acquisition of the affiliate Administradora General de Fondos and concurrently execute a funds distribution agreement by Banco Santander-Chile, all within the framework of a global project which would involve the consolidation of the different Group fund managers in a holding company. The Board of Directors stated that, in the event such a proposal is received, it would study same with its internal teams and also with outside support to determine the appropriateness of the proposal for the Bank.

At Board of Directors Meeting No. 442 held on March 19, 2013, it was informed of the contents of a communication outlining the general conditions it is estimated will be offered by Banco Santander, S.A., to acquire 100% of the shares of the affiliate Administradora General de Fondos and the execution of a funds distribution agreement with Banco Santander-Chile. The Investment Manager gave a description of the proposals and the reasons justifying the creation of an international holding company for the funds management business.

During the same meeting, the Board of Directors agreed to designate an independent evaluator to report to it regarding the effects of the proposed transaction and, in particular, whether the terms of same are in accordance with the market. Ernst & Young was designated for this purpose.

The Management Committee and the Board of Directors received on that occasion a report from the Investment Manager, Mr. Luis Araya, with respect to the content of the proposal and the effect it would have for the Bank.

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Subsequently, at Board of Directors meeting No. 443 held on April 16, directors Raimundo Monge and Juan Pedro Santa María, who had been entrusted by the Board to carry out follow-up of the negotiations progress, reported to the Board of Directors with respect to their actions, indicating that they had met with the internal team and also with executives of the independent evaluator, and that they had maintained contact with the outside legal advisers which the Bank engaged for this transaction, Claro y Cía. This firm has remained in permanent contact with the Bank Legal Department and with the executives in charge of analyzing the proposal through their partner Felipe Larrain and other members of their team and the Management Committee has met with Mr. Larraín on several occasions, having received from Claro y Cía a report dated April 10, 2013 regarding the legal steps to be taken for due final approval of the operation, which report was analyzed at the April 2013 meeting.

At Board of Directors Meeting No. 444 held on May 28, 2013, it was reported that Banco Santander, S.A. had submitted a formal proposal contained in a communication dated May 17, 2013, to which the proponent attached a document in English entitled “Term Sheet,” which contains the principal terms and conditions regarding the proposed transaction. It was also reported that it had taken note that Banco Santander, S.A. was incorporating other well-known investors in the project, and the Board of Directors agreed to notify the market of the proposal received and that it was being studied, both internally and by independent outside advisors. The communication to the authorities and to the market as a material fact was made on May 30, 2013.

At extraordinary Board of Directors meeting No. 104 held on June 17, 2013, directors Monge and Santa María again reported regarding the progress of the proposal and the meetings held with the outside advisers and the Asset Management team. It was also stated that the project would include two major investors, who would have a 50% share in the holding company for the global funds management business.

At Board of Directors Meeting No. 445 held on July 23, 2013, Messrs. Monge and Santa María once again reported on the progress of the project, the visit made by them to the principal Banco Santander, S.A. executives responsible for Asset Management, and the clarifications and supplements which would be made to the proposal as a result of the meetings held in Chile. The formal communication from Santander España, in which said clarifications and supplements are set forth, is dated July 24, 2013, and was sent to the members of the Board of Directors and independent advisors.

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For its part, the Management Committee has participated actively in the development of the project which has been proposed to the Bank. Therefore, at extraordinary meeting No. 168 held on March 19, 2013, taking into account the proposal which was being made, and the designation of Ernst & Young by the Board of Directors, in order for them to study the proposal independently, it instructed the Committee Secretary to make contact with the reference independent evaluator and follow-up on the progress of the proposal received.

In a further extraordinary meeting No. 169 held on March 25, 2013, the Management Committee decided to engage an additional independent expert in order that, in parallel with that engaged by the Board of Directors, it give its opinion regarding the proposal put forward. This was done concurrently, and therefore, is not in answer to the hypothesis set forth in Art. 147 in Law No. 18.046 which considers this power of the Management Committee when it is not satisfied with the expert report contracted. On this occasion, the Management Committee was simply of the opinion that, as a matter of corporate governance, it was appropriate to add an additional independent opinion, even though this was not a legal or regulatory requirement. At the meeting, it was agreed that several firms would be contacted, including Claro y Asociados, which after various steps taken by the Secretary, was ultimately engaged for this purpose.

At meeting No. 171 held on May 27, 2013, the Management Committee received the report from the Bank Auditor, Mr. Cristian Florence, and the aforementioned Investment Manager, who explained the project progress and also reported that two major international funds would be incorporated into the holding company, but with Grupo Santander maintaining 50% ownership of the company.

The Committee also received from Investment Manager Luis Araya a presentation containing subjects which, in the opinion of the Management, should be reviewed and ultimately studied with respect to some points contained in the proposal made.

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At ordinary meeting No. 172 held on June 18, 2013, the Management Committee met separately with the representatives of the two evaluator companies engaged, Ernst & Young and Claro y Asociados. Each of the evaluators described the methodology and principal aspects of the work they were doing, listened to some questions and concerns and indicated that they would consider them in the final report. At an extraordinary meeting held on June 24, 2013, it was agreed that those questions and concerns would be sent to the evaluators later.

The members of the Committee also received the formal communication dated July 24, which Banco Santander, S.A. sent and which contained the modifications and clarifications made after receiving the observations made by the Banco Santander Chile Management.

As already indicated, the Bank Management Committee, on September 16, 2013, received the reports prepared by Ernst & Young and by Claro y Asociados regarding the operation. Likewise, on that same date, a presentation was received from the Bank Management with its opinion, which was presented by the General Manager, Mr. Claudio Melandri, and the aforementioned Investment Management, at our meeting today, the 23rd of the current month, on which occasion the report of each independent evaluator is analyzed.

The following is a description of the most relevant aspects of the proposed transaction, those which are highlighted in the Management presentation, which we understand will also be presented at the Board of Directors meeting scheduled for tomorrow and obviously it is the subject of the independent evaluators’ reports. Consequently, these documents should be understood to form a part of our report.

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As stated previously, the proposal is to acquire 100% of the shares of the affiliate Santander Asset Management, S.A., Administradora General de Fondos, in the amount of MM$130,000, which amount can be made up partially of the distribution to the Bank of profits from prior fiscal years. The profit generated between last February 28 and the closing date would correspond to Banco Santander-Chile. The proposal considers the concurrent execution of a funds distribution agreement in such a way that Banco Santander-Chile will continue its relationship with its clients, and will be the distributor of the funds generated by the fund manager. This distribution agreement is long term (up to 20 years). With respect to the remuneration the Bank would receive for the distribution of the funds, it will be 75% with respect to the Commercial Banking segment and 50% with respect to the Corporations segment. A factor is applied to the “Rebates” percentages based on compliance with a business plan in accordance with a table. The business plan, as explained to us by Management, while very demanding, is considered feasible and therefore it will also be possible to receive the “Rebates.” The Management report concludes that the quality and variety of the financial products which will be offered to our clients should improve, in accordance with the better quality of the International holding company project, and the conclusions of the report are that the price is fair and reasonable, and that the transaction generates an interesting added capital value for Banco Santander-Chile, even though, in the opinion of the General Manager, this latter circumstance is not the principal motive for interest in the proposal; that the commercial proposal to clients will be better, as stated, and that the Bank’s position with respect to its clients will be maintained and may improve since the Bank’s network will be the distribution channel for these financial products, which it is expected will be varied and of high quality, in accordance with the global and international model proposed. The matters presented having been discussed and analyzed, the Management Committee shares Management’s opinion.

With respect to the opinion of the evaluators, if the principal aspects of the Ernst & Young report are analyzed, it is pertinent to consider that the financial impact, according to the independent evaluator, is neutral to the extent this is a market value transaction. It does not consider the effect of the greater capital value which, as mentioned, the Bank will receive from this transaction. The independent evaluator holds that the price offered and analyzed together with the distribution agreement is in accordance with the market, is reasonable, and is therefore fair. In its analysis, the evaluator has also determined a discount rate justified in accordance with a methodology which is explained in the report. The evaluator also holds that this operation should have strategic impacts which generate advantages for the Bank, since the consolidation of the different fund managers in an international organization, with well-known professional investors, should signify a greater range of product offerings and therefore greater “Rebates” for Banco Santander-Chile, without affecting the fact that Banco Santander-Chile continued making fund distributions to its clients.

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With respect to the report by the independent evaluator engaged by the Management Committee, Claro y Asociados, it is interesting to consider that, in order to determine the company valuation and whether or not the proposal Price is fair, it has used two different methodologies which are sufficiently explained in the report, and that both conclude that the purchase value of the shares and the distribution agreement, which in accordance with the report itself, are two indivisible aspects and which should be viewed together for the valuation, are in accordance with the market. The report concludes that they are within a fair value range, and also that the two elements of the transaction, separately, are qualified as fair value. It is important to look at some aspects of the added value which the operation would give to the Bank: Concentrate the Bank effort on its distribution network; monetization of the value of that asset; the possibility of offering clients larger number of, and better funds; sale not of a material asset but rather a secondary security. It is true that this report also underscores a series of conditions which should be taken into consideration in the final agreements, in particular in the funds distribution agreement. However, it is important to stress that the evaluator itself indicates that the majority or all the observations are addressed in the supplementary proposal made to the Bank in a supplementary letter dated last July 24.

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Conclusions

In consideration of all this information obtained both internally from Management, the opinion of the General Manager and the external advisors of prestigious and independent firms, it is the unanimous opinion of the members of this Management Committee that the transaction proposed by Banco Santander, S.A., with respect to acquiring the shares of the affiliate Administradora General de Fondos, and concurrently executing a long term Funds Distribution Agreement, under the terms set forth in the communications dated May 17 and July 24, 2013, is in the corporate interests of Banco Santander Chile, and also in accordance with market conditions and at fair values. In this sense, it is the opinion of the Management Committee that it would be of interest to Banco Santander-Chile to accept the proposal, considering that it involves the creation of a global structure and international nature of fund management, including well-known investors with independent corporate governance as relevant shareholders, permitting the Bank to concentrate its efforts on its greatest strength, the distribution of funds through its channels and branches, for which reason it will maintain and could increase its relationship with its clients. Furthermore, the operation would permit it to avoid future risks of lower business margins, thanks, among other things, to economies of scale. The foregoing notwithstanding, care should be taken that in the agreements executed, the terms set forth and negotiated by Management with the proponent be duly considered in such a way as to ensure adequate protection of the interests of the Bank.

Santiago, September 23, 2012

/s/ Carlos Olivos M.

Carlos Olivos M.

President

Management Committee and Audit

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